

Mail Stop 3561

March 21, 2017

Brian J. D'Ambrosia
Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615

>   **Re: Monro Muffler Brake, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 26, 2016**
>   **Form 10-Q for the Quarterly Period Ended December 24, 2016**
>   **File No. 000-19357**

Dear Mr. D'Ambrosia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 26, 2016

Management's Discussion and Analysis, page 20

Results of Operations, page 22

1.   We note that your April 25, 2015 acquisition of the Car-X Brand, as well as the franchise rights for 146 auto service centers results in you becoming a franchisor of Car-X stores along with your Company-operated stores. If material, please provide a discussion in MD&A of your franchise operations and the amount of royalty and franchise fees included in sales. Also, please consider expanding your revenue recognition policy in the notes to your financial statements to provide a discussion of the various revenue categories received from your franchised operations, such as royalties, franchise fees, licenses, advertising co-operatives, etc., and their revenue recognition policies.

Form 10-Q for the Quarterly Period Ended December 24, 2016

Note 1. Condensed Consolidated Financial Statements, page 7

Revisions and Reclassifications

2. We note your disclosure of evaluating the principal versus agent accounting guidance in assessing the appropriate presentation for certain transactions primarily related to your fiscal 2017 acquisitions and that you have determined that agent accounting is appropriate for such transactions. Although you have determined that the revised amounts were not material to any prior period financial statements and did not impact gross profit as previously reported, please tell us, and revise your revenue recognition note to the financial statements going forward to describe the nature of these transactions and how you determine that agent accounting is appropriate.

3. We note from your disclosure on page 15 that the reason for the decrease in gross profit for the quarter and nine months ended December 24, 2016 is due to the newly acquired wholesale business which has a higher material costs of sales than the retail business. We further note from your earnings call transcript for the 3rd quarter ended December 24, 2016 that you acquired commercial and wholesale businesses in the fiscal 2017 acquisitions that operate at a lower gross margin that your retail business. Such commercial and wholesale businesses are described as operating around a 15% gross margin compared with your base business at about 40% to 41% gross margin, and that you expect that this change in sales mix will reduce gross margins by approximately 250 basis points. Reference is made to page 4 of the transcript. In this regard, please tell us the consideration given to analyzing your business in terms of retail, commercial and wholesale operating segments pursuant to guidance in ASC Topic 280-10-50-1. To the extent you operate these business as separate operating segments, tell us why believe aggregation into one reportable segment would be appropriate, specifically addressing the differing operating margins. See guidance in ASC Topic 280-10-50-11. Additionally, we note from your earnings calls that you discuss and answer analyst questions on operational performance of the North and the South regions. Please explain to us how these geographical regions fit in to your operating and reportable segments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure